Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2015

Results of operations – Management’s Discussion & Analysis

Three months ended March 31, 2015 versus three months ended March 31, 2014

(Percentage changes are based on the actual amounts shown in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues earned in the first quarter of 2015 and 2014 per charter category were as follows:

	Three months ended March 31,
	2015		2014
	$ million	% of total	$ million	% of total
Time charter-fixed rate	41.8	28%	40.2	31%
Time charter-variable rate (profit share)	20.5	14%	14.0	11%
Pool arrangement	2.4	1%	2.1	1%
Contract of affreightment	4.7	3%	—	—
Voyage charter-spot market	79.5	54%	74.0	57%

Total voyage revenue	148.9	100%	130.3	100%

Voyage revenues from vessels were $148.9 million during the quarter ended March 31, 2015, compared to $130.3 million during the quarter ended March 31, 2014, an increase of $18.6 million, or 14.3%. The freight market, especially for crude carriers remained strong during the first quarter of 2015 due to a healthy demand bolstered by low oil prices, abundant oil supplies, seasonal demand and delays, growing requirements from newly opened refineries, a lack of surplus vessel availability due to the restrained ordering of crude carriers in recent years, and longer trade-routes. Eight of the twelve conventional suezmaxes enjoyed strong results by either participating in the spot market or earning profit share above their fixed time-charter rates. Two further suezmaxes also earned profit-share on a six-month determination basis, which will not be determined and accounted for until the end of June 2015. Ten of the eleven aframax crude carriers also achieved high rates in the spot market. In addition, the sole VLCC in the fleet, Millennium, entered a lucrative storage contract from the start of February 2015, which continues through the next two quarters. The handysize product carriers operating in the spot market also achieved much improved results compared to the previous first quarter, due to the operation of new refineries in India and the Middle East and refinery demand fuelled by lower oil prices and increased refinery margins.

Low oil prices also pushed bunker (fuel) costs down. Bunker prices were lower by almost 42% in the first quarter of 2015 compared to the first quarter of 2014. This saving was offset by an increase in the days the vessels were employed in spot voyages by 10%, on which we are responsible for bunkers, and an increase in the volume of bunkers consumed due to longer-haul voyages. However, the fall in fuel prices contributed to a significant fall in overall voyage expenses compared to the prior first quarter.

As a result of the above, the average time charter equivalent rate (TCE) per vessel increased to $25,591 per day compared to $21,569 per day in the previous year’s first quarter.

Operating days on pure time-charter without profit share decreased by only 63 days to 1,700 days from 1,763 days between the two first quarters. The number of days utilized in profit-share arrangements increased to 928 compared to 790 in the first quarter of 2014. The number of days employed on spot and contract of affreightment increased to 1,659 from 1,589, and days that vessels operated in a pool and contract of affreightment during the first quarter of 2015 were 180 compared to only 90 days of operation in a pool in the first quarter of 2014.

Average daily TCE rate earned for the three month periods ended March 31, 2015 and March 31, 2014 were as follows:

	Q1 2015	Q1 2014
	$	$
LNG carrier	78,488	78,488
VLCC	35,739	20,213
Suezmax	31,475	25,538
DP2 Suezmax shuttle	45,473	45,473
Aframax	30,008	23,300
Panamax	13,881	13,419
Handymax	14,293	13,994
Handysize	19,234	15,855

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. As from the first quarter of 2015 TCE rate commissions are deducted from revenue in order to be consistent and comparable to other reporting entities within the peer group of tanker companies. Prior year’s first quarter data have been adjusted accordingly.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping industry performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2015	2014
	$’000	$’000
Voyage revenues	148,867	130,288

Less: Voyage Expenses	(34,550)	(39,008)

Time charter equivalent revenues	114,317	91,280

Divided by: net earnings (operating) days	4,467	4,232
Average TCE per vessel per day	25,591	21,569

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the first quarter of 2015 was 99.3% compared to 98.0% for the first quarter of 2014. The days lost in the first quarter of 2015 primarily relate to the dry-docking of Aris. In the first quarter of 2014 lost days related to the dry-dockings of Nippon Princess and Salamina and off hire days on Delphi and Sapporo Princess.

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Three months ended March 31,		% increase/ (decrease)	Three months ended March 31,		% increase/ (decrease)
	2015	2014		2015	2014
	$ million	$ million		$	$
Bunkering expenses	18.1	23.5	(22.9)%	10,370	14,800	(29.9)%
Port and other expenses	10.6	10.5	0.7%	6,040	6,603	(8.5)%
Commissions	5.8	5.0	17.0%	3,344	3,146	6.3%

Total voyage expenses	34.5	39.0	(11.4)%	19,754	24,549	(19.5)%
Days on spot and Contract of Affreightment (COA) employment				1,749	1,589	10.1%

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. As from the first quarter of 2015 commissions will be included in voyage costs, in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. Voyage expenses are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer, or, in the case of vessels in a pool, by the pool operators. Voyage expenses were $34.5 million during the quarter ended March 31, 2015, compared to $39.0 million during the prior year’s first quarter, an 11.4% decrease. The total operating days on spot charter and contract of affreightment totaled 1,749 days in the first quarter of 2015 compared to 1,589 days in the first quarter of 2014. Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot. The decrease in voyage expenses in the first quarter of 2015 compared to the first quarter of 2014 is mainly due the decrease in the average cost of bunkers (fuel) purchased for the fleet by 41.6%, offset by an increase in the volume of bunkers consumed by 40.6% and an increase of the number of days the fleet operated on spot and contract of affreightment by 10.1%. The increase in the volume of bunkers consumed is disproportionate to the increase of the days the fleet operated in types of employment bearing voyage expenses, due to the larger size of vessels on spot and to longer-haul voyages in the first quarter of 2015 compared to the first quarter of 2014. The daily bunkering expenses decreased in line with the total bunkering expenses.

Commissions amounted to $5.8 million, or 3.9% of revenue from vessels, during the quarter ended March 31, 2015, compared to $5.0 million or 3.8% of revenue from vessels, for the quarter ended March 31, 2014. The increase was due to higher voyage revenues, with commission rates remaining at almost the same levels.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	Q1 2015	Q1 2014	% increase/ (decrease)	Q1 2015	Q1 2014	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	20.5	21.9	(6.5)%	4,563	5,081	(10.2)%
Insurances	3.9	3.7	6.4%	864	847	2.1%
Repairs and maintenance, and spares	4.6	4.3	7.4%	1,032	1,001	3.1%
Stores	2.3	2.4	4.9%	505	554	(8.7)%
Lubricants	1.9	1.4	36.1%	431	330	30.7%
Quality and Safety	0.3	0.3	(17.3)%	58	73	(20.6)%
Other (taxes, registration fees, communications)	2.8	2.4	16.2%	615	550	11.5%
Foreign currency (gains)/losses	(0.3)	0.1	(705.6)%	(74)	13	(681.4)%

Total operating expenses	36.0	36.5	(1.4)%	7,995	8,449	(5.4)%

Earnings capacity days				4,500	4,320

As from January 1, 2015 foreign currency gains or losses are included in the operating expenses line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies.

Vessel operating expenses are borne by the Company for all vessels of the fleet during the first quarters of 2015 and 2014. Total operating costs were $36.0 million during the quarter ended March 31, 2015 as compared to $36.5 million during quarter ended March 31, 2014, a decrease of 1.4%, whereas earnings capacity days increased by 4.2%. As a percentage of voyage revenues, vessel operating expenses were 24.2% in the first quarter of 2015 and 28.0% in the first quarter of 2014.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased to $7,995 for the quarter ended March 31, 2015 from $8,449 for the quarter ended March 31, 2014, a 5.4% decrease.

The decrease in daily operating expenses is mostly due to the weakening of the Euro against the US Dollar by 17.8%, since the first quarter of 2014. This affected positively our crew costs as most of our officers are paid in Euro. Total operating expenses decreased by 1.4% despite the addition of the two suezmaxes Euro and Eurovision in mid 2014. Insurances increased by 2.1% on a daily basis due to higher back calls. Repairs, maintenance and spares are slightly higher due to increased repairs and engine spare parts in few of the Company’s vessels, offset by lower repair costs during dry-dockings, as in the first quarter of 2015 only one vessel performed dry-docking compared with two vessels in the first quarter of 2014. Lubricant costs are higher in the first quarter of 2015 compared to the first quarter of 2014, due to planned maintenance and replacement of lubricants in the engines of a high number of vessels. Other operating expenses are higher by 16.2% due to increased vessel taxes.

Depreciation and amortization of deferred charges

As from January 1, 2015 depreciation and amortization of deferred dry-docking costs are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies.

Depreciation was $24.7 million during the quarter ended March 31, 2015 compared to $23.6 million during the quarter ended March 31, 2014, an increase of 4.7%. This was primarily due to the addition of the two suezmax tankers Euro and Eurovision in the second quarter of 2014.

During the quarter ended March 31, 2015, amortization of deferred dry-docking charges was $1.4 million compared to $1.3 million in the prior year’s first quarter. For the most part the total quarterly amortization charge for the respective quarters relate to the same charges for the same vessels increased in the first quarter of 2015 with the amortization charge of the vessels that performed dry-docking in 2014.

Impairment

In the first quarter of 2015, vessel values had improved over values determined in prior periods. Thirty six of our vessels had carrying values in excess of market values. However, the Company’s impairment tests did not indicate that an impairment charge was required for any vessel of the fleet at March 31, 2015. No impairment charge was required as at December 31, 2014.

General and administrative expenses

As from January 1, 2015 Management fees, administrative expenses, and Management incentive award are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies.

Management fees totaled $4.2 million during the quarter ended March 31, 2015, a 4.1% increase over the quarter ended March 31, 2014. The increase is due to the addition of the suezmaxes Euro and Eurovision in the second quarter of 2014.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

In the first quarter of 2015 and 2014, all the fleet, was managed by TCM for technical and operational services, apart from the LNG carrier Neo Energy, the VLCC Millennium and the suezmax Eurochampion 2004, which were managed by third party managers. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carrier are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for the VLCC Millennium are $27,500 per month, of which $13,700 are payable to a third-party manager. Management fees for the suezmax Eurochampion 2004 are $27,500 per month, of which $12,000 are payable to a third party manager. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs

Administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses were $1.2 million during the quarter ended March 31, 2015 compared to $1.4 million during the previous year’s first quarter.

Following the 2014 restoration of profitability, the board of directors decided to reward the management company with an award of $1.1 million based on various criteria included in a new management incentive award program, approved by the Board of Directors in May 2015.

Administrative expenses plus the management fees and the management incentive award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,456 for the first quarter of 2015, compared to $1,256 in the first quarter of 2014. The increase was primarily due to the management incentive award.

Gain on sale of vessels

There were no vessel sales during the first quarters of 2015 and 2014.

Operating income

Income from vessel operations was $45.7 million during the first quarter of 2015 compared to $24.5 million during the first quarter of 2014.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended March 31,
	2015	2014
	$ million	$ million
Interest on loans	7.3	8.3
Interest rate swaps cash settlements	0.4	1.7

Total interest	7.7	10.0
Less: Interest capitalized	(0.6)	(0.5)

Interest expense, net	7.1	9.5
Change in fair value of interest rate swaps	0.2	(0.7)
Other finance costs	1.2	0.7

Net total	8.5	9.5

Interest and finance costs were $8.5 million for the first quarter of 2015 compared to $9.5 million for the quarter ended March 31, 2014, a decrease of 10.9%. Loan interest in the first quarter 2015 decreased by 14.1% to $7.3 million from $8.3 million in the first quarter of 2014. The average balance of outstanding debt was approximately $1,409 million for the first quarter of 2015 compared to $1,368 million for the previous year’s first quarter. Average loan interest rate decreased to 2.22% from 2.44% in the prior year’s first quarter. Interest paid on both hedging and non-hedging swaps amounted to $0.4 million compared to $1.7 million in the first quarter of 2014, due to the expiration of one non-hedging interest rate swap in March 2014. The average all-in loan finance cost in the first quarter of 2015, taking account of net swap interest paid, decreased to 2.19% from 2.95% in the previous year’s first quarter.

There was a negative movement in the fair value (mark-to-market) of non-hedging interest rate swaps net of accrued interest on hedging interest rate swaps, of $0.2 million in the first quarter of 2015 compared to $0.7 million in the first quarter of 2014.

Other finance costs include a cash settlement of $3.0 million on non-hedging bunker swaps, offset by an equivalent positive change of $3.0 million on the fair market value of the same bunker swaps. Those swaps had an insignificant movement in the first quarter of 2014. Amortization of loan fees included in other finance costs amounted to $0.3 million in both the first quarter of 2015 and the first quarter of 2014.

In the first quarter of 2015 other finance costs include a charge of $0.9 million finance project costs which were expensed as they would have to be repeated when the project to which they relate occurs.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the first quarter of 2015, capitalized interest was $0.6 million, based on installments made for the construction of the nine new-building aframaxes, one LNG carrier, one shuttle tanker and two LR1 panamax tankers under construction, compared to $0.5 million in the previous year’s first quarter, based on installments made on ten vessels under construction during the first quarter of 2014.

Interest income

Total income derived from bank deposits was $0.1 million during the first quarter of 2015 and 2014. Average cash balances were slightly lower during the first quarter of 2015 compared to the first quarter of 2014. Interest rates earned on deposits were higher, but at very low levels for both periods.

Non-controlling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. There was an insignificant loss attributable to the non-controlling interest in both the first quarter of 2015 and 2014.

Net income

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended March 31, 2015 was $37.3 million, or $0.42 per share basic and diluted, taking into account the cumulative dividend of $2.1 million on our Preferred Series B and Series C shares, versus a net income of $14.6 million, or $0.19 per share basic and diluted, for the quarter ended March 31,2014, taking into account the cumulative dividend of $2.1 million on our preferred Series B and Series C shares. The weighted average number of common shares (basic and diluted) during the first quarter of 2015 was 84,712,295 compared to 66,644,613 during the first quarter of 2014.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2015 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2015, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through March 31, 2016, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital deficit (non-restricted net current assets) was $98.5 million at March 31, 2015 compared to $49.8 million, at December 31, 2014. Current assets were $290.6 million at March 31, 2015, almost unchanged from $289.8 million at December 31, 2014. Current liabilities increased to $379.0 million at March 31, 2015 from $327.3 million at December 31, 2014, due to two loan facilities signed in 2005, which are reaching their maturity in December 2015 when an amount totaling $107.2 million become due for repayment and the expected repayment of the $52.2 million pre-delivery loan facility on delivery of the LNG carrier, Maria Energy in February 2016. We are currently in discussions with major banks for the refinancing of the balloon payments of the two loan facilities and the post delivery financing of the LNG carrier.

Net cash provided by operating activities was $55.4 million in the quarter ended March 31, 2015 compared to $18.8 million in the previous year’s first quarter. The increase is mainly due to the sharp increase of net income in the first quarter of 2015 compared to the first quarter of 2014.

Net cash used in investing activities was $43.9 million for the quarter ended March 31, 2015, compared to $47.6 million for the quarter ended March 31, 2014. There were no vessel acquisitions in the first quarters of 2015 and 2014. Net funds for improvements on existing vessels amounted to $1.0 million in the first quarter of 2015 compared to $0.4 million in the first quarter of 2014. In the first quarter of 2015, advances for vessels under construction amounted to $42.8 million, compared to $47.2 million in the first quarter of 2014. There were nine aframaxes, one LNG carrier, two panamax LR1 tankers and one DP2 shuttle tanker on order as at March 31, 2015. At March 31, 2015, the remaining yard installments to be paid for the vessels under construction amounted to $670.3 million, all of which we expect to be covered by new debt or additional sources of debt, as described above. The LNG carrier is expected to be delivered in the first quarter of 2016, the aframaxes are expected to be delivered at various dates between the second quarter of 2016 and the third quarter of 2017, the LR1 panamax tankers are expected to be delivered in the third quarter of 2016 and the expected delivery of the suezmax DP2 shuttle tanker is in the first quarter of 2017.

Net cash used in financing activities was $13.9 million in the quarter ended March 31, 2015, compared to $62.9 million provided by financing activities during the first quarter of 2014. In the first quarter of 2015, we drew down $21.0 million for the pre-delivery financing of the LNG carrier under construction. In the first quarter of 2014, we raised $82.4 million from an offering of 12,995,000 common shares, completed on February 5, 2014 and $7.1 million under a distribution agency agreement by issuing 1,077,847 common shares. In the first quarter of 2015 there were loan repayments of $29.9 million, whereas in the first quarter of 2014, loan repayments amounted to $25.9 million.

Total debt outstanding decreased from $1,418.3 million at the beginning of the first quarter 2015 to $1,409.4 million by the quarter end. The debt to capital (equity plus debt) ratio was 53.9% at March 31, 2015 (or 49.8% on a net of cash basis). No new interest rate swaps were arranged during the first quarter. Interest rate swap coverage, including fixed interest loans coverage, on outstanding loans was approximately 24.1%.

On April 22, 2015, the Company completed an offering of 3,400,000 of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share and liquidation preference at $25.00 per share. The net proceeds from the sale of these common shares, net of underwriting discount were $82.5 million.

On April 29, 2014, the Company completed an offering of 11,000,000 common shares at $7.30 per share for proceeds, net of underwriting commission of $76.9 million. On May 28, 2014 the underwriters exercised their option to purchase 1,650,000 additional shares, at the same price for $11.5 million.

On February 19, 2015 a dividend of $0.06 per common share was paid which was declared in November 2014, totaling $5.1 million. On March 19, 2015, the Company declared a dividend of $0.06 per common share outstanding and paid on May 28, 2015, to common shareholders of record as of May 21, 2015. Also, on May 22, 2015, the Company declared a dividend of $0.06 per common share outstanding payable on September 10, 2015 to shareholders of record as of September 3, 2015. The payment and the amount of dividends are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

A dividend of $0.50 per share for the 8.00% Series B Preferred Shares, and a dividend of $0.55469 per share for the 8.875% Series C Preferred Shares, totaling $2.1 million in aggregate, were paid on January 29, 2015. On April 16, 2015 the Company announced a dividend of $0.50 per share for the 8.00% Series B Preferred Shares, payable on April 30, 2015 to preferred Series B shareholders of record April 29, 2015. On the same date, the Company also announced a dividend of $0.55469 per share for the 8.875% Series C Preferred Shares payable on April 30, 2015 to preferred Series C shareholders of record April 27, 2015. Preferred share dividends on the Series B and C Preferred Shares will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s board of directors.